UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated March 18, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐              No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Media Announcement dated 18 March 2020 entitled ‘VODAFONE LAUNCHES FIVE-POINT PLAN TO HELP COUNTER THE IMPACTS OF THE COVID-19 OUTBREAK’.

18 March 2020

VODAFONE LAUNCHES FIVE-POINT PLAN TO HELP COUNTER THE IMPACTS OF THE

COVID-19 OUTBREAK

The spread of COVID-19 across Europe is having a significant impact on our day-to-day lives, changing the way we interact with others, introducing new ways of working and curtailing our movements as we adhere to new measures introduced by governments to limit infection and protect the more vulnerable within our societies.

Vodafone is committed to doing its utmost to support society during this rapidly evolving situation.

As a provider of critical connectivity and communications services enabling our digital society, Vodafone is announcing a five-point plan to help the communities in which we operate in Europe. We are committed to offering every government a fast responsive service as a critical part of their response to the crisis.

Five-Point Plan

1)                                     Maintaining the quality of service of networks

2)                                     Providing network capacity and services for critical government functions

3)                                     Improving dissemination of information to the public

4)                                     Facilitating working from home and helping the small and micro businesses within our Supply Chain

5)                                     Improving governments’ insights into people’s movements in affected areas

All of the new measures we will be introducing will remain in effect until 1 September (when, we hope, the immediacy of the current crisis will have reduced) and can be extended beyond this date, should it be necessary, in individual markets.

Nick Read, Chief Executive of Vodafone Group Plc, said: “Vodafone can play a critical role in supporting society during this unprecedented time and that is why we are announcing our five-point plan. A plan that ensures better outcomes for all citizens by working more closely with governments.

“Through our networks, and our dedicated team, we will strive to ensure that people stay connected to their family and friends, businesses can continue to run using remote working, our health services get all the support we can deliver and students are able to continue their education virtually.

“Whilst still putting the health and safety of our teams first, using our remote working technology, our teams are working round the clock to ensure that we deliver on this plan. I want to personally thank them all for providing this critical service for our customers.”

1)             Maintaining the quality of service of our networks

First and foremost, in assisting governments and citizens, it is essential that we are able to maintain the quality of service of our networks, thereby ensuring essential connectivity and communications services, including to enable citizens who are staying at home to continue to work, learn, socialise and be entertained.

This is our first priority and will require significant effort on our part. COVID-19 is already having a significant impact on our services and placing a greater demand on our network. We should expect this trend of data growth to continue and we have already seen data traffic increase by 50% in some markets. Our technology teams throughout Europe have been focusing on capacity across our networks to make sure they are resilient and can absorb any new usage patterns arising as more people start working from home.

Vodafone will be expanding capacity to manage this demand as much as possible. We also want to ensure that any congestion in the network does not negatively impact mission critical and other essential communications during this period, such as for voice and digital access to health and education, or the ability for people to work from home. We will be looking for governments to help us in a number of ways, including enabling immediate access to physical sites and by allowing the management and the prioritisation of traffic so that the quality of service and communication of what is most important from a societal perspective is not compromised.

2)             Providing network capacity and services for critical government functions

We have launched several initiatives that will help to support healthcare services as they cope with the surge in demand and to assist our customers as they seek to access vital health information. In all of its markets, Vodafone is offering hospitals additional network capacity and services, such as video conferencing and unlimited, fast connectivity to healthcare workers. For example, Vodafone UK has offered additional network capacity for hospitals and GPs and made available video conferencing services for patients to communicate with healthcare workers.

We already prioritise emergency calls, and Vodafone has begun to offer free access to Government-supported healthcare sites. No citizen should need to worry about their data usage when seeking health information from governments or when digitally accessing governments’ health provision.

As schools in many countries are being closed to contain the spread of COVID-19, Vodafone has been looking at how we can help to ensure that children can continue to access learning materials via the internet and that any disruption to their education is minimised.  We will therefore also offer free access to governments’ educational resources, and any other educational resources that are recommended by national educational authorities and academic institutions.

In order to expand the availability of, and free access to, essential health and educational information, we encourage governments to temporarily waive the requirement on operators to switch off zero rating when the customer runs out of data.

3)             Improving dissemination of information to the public

Recognising the importance of timely and accurate information to the public, we are offering all governments the dissemination of critical information via text alerts. Where technically possible, we will also try to offer governments the possibility of targeted text messaging, for example to residents in an area particularly affected by the virus.

4)             Facilitating work from home and helping the small and micro businesses within our Supply Chain

The economic repercussions of the health crisis are likely to be significant. To mitigate these effects, Vodafone is helping those who can to work from home. We are already supporting multinational customers to enable more than 2.5 million employees across the world to work from home for the first time. We know our services are essential to make this happen. Besides continuing to maintain network quality, we will offer dedicated information on our web page and to all of our business and public services clients - via Vodafone Business - on the tools available to work from home. In addition, for our public services clients and businesses of all sizes, we provide advice and best practice on how to use those services in the most effective way.

Whilst we welcome governments’ various actions to keep businesses afloat, we worry deeply about the liquidity problems that many businesses, especially micro and small enterprises, may face in the coming weeks and months. To assist businesses most at risk within our Supply Chain, Vodafone will ensure that all new orders issued to our micro and small suppliers providing goods and services to Vodafone’s European operations from today will be paid in 15 days, instead of the customary 30 to 60 days.

5)             Improving governments’ analytics, including insights of people’s movements in affected areas

It may become increasingly important for governments to understand people’s movements to contain the spread of the virus, especially inside and to/from areas under quarantine. Wherever technically possible, and legally permissible, Vodafone will be willing to assist governments in developing insights based on large anonymised data sets. For example, we are already producing an aggregated and anonymous heat map for the Lombardy region in Italy to help the authorities to better understand population movements in order to help thwart the spread of COVID-19.

We stand ready to work with all partners to ensure a joined up approach in these areas. Due to the pressures on telecoms operators over the coming months and how our focus must be on maintaining critical national infrastructure across the countries in which we operate, we welcome a partnership with governments to ensure our measures can be implemented as effectively as possible in the interest of the general public.

VODAFONE’S FOUNDATIONS

Vodafone’s 27 Foundations are also responding to the outbreak of COVID-19 with donations, technical support and widening the reach of their digital learning platforms.

The Vodafone Foundation is also working on repurposing “DreamLab” — the specialist app that uses smartphones’ data processing capacity to help cancer research projects while users are asleep. The Vodafone Group Foundation has donated €200,000 to enable the DreamLab app to support research into antiviral properties and a further €200,000 to support UNICEF’s work into machine learning and data science research, helping to use technological and scientific insights to protect the most vulnerable populations.

Other initiatives being undertaken by Vodafone’s Foundations include:

•                  Vodafone Italy Foundation has donated €500,000 to support the Buzzi Foundation and the Italian Red Cross

•                  Vodafone Czech Foundation’s emergency app Zachranka is pushing out public health alerts to its 1.3 million users

•                  Vodafone Foundations in Germany, Greece, Netherlands, Spain, Ghana, Hungary and Romania are all working to enable more young people gain access to their digital learning platforms.

- ends -

For further information:

Vodafone Group

Media Relations	Investor Relations
www.vodafone.com/media/contact	ir@vodafone.co.uk

About Vodafone Group

Vodafone Group is one of the world’s leading telecoms and technology service providers. We have extensive experience in connectivity, convergence and the Internet of Things, as well as championing mobile financial services and digital transformation in emerging markets.

Vodafone Group has mobile operations in 24 countries, partners with mobile networks in 42 more, and fixed broadband operations in 19 markets. As of 31 December 2019, Vodafone Group had approximately 625 million mobile customers, 27 million fixed broadband customers and 22 million TV customers, including all of the customers in Vodafone’s joint ventures and associates. For more information, please visit: www.vodafone.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: March 18, 2020	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary